So
3-11-02

[redacted]

SECU 02007459 OMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53028

SEC MAIL RECEIVED PROCESSING
MAR 01 2002
WASH. D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ChattelPaper BD, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 N.W. 12th Avenue
(No. and Street)

Deerfield Beach (City) Florida (State) 33442 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald DeKoven (954) 596-3704
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP
(Name — if individual, state last, first, middle name)

575 Madison Avenue (Address) New York, NY (City) (State) 10022 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald DeKoven, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ChattelPaper BD, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Executive Representative

Title



Notary Public


VALERIE ADELE CARLISE
Notary Public - State of New York
NO. 01CA5078237
Qualified in Westchester County
My Commission Expires Oct 15, 2005

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHATTELPAPER BD, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

(with supplementary information)

INDEPENDENT AUDITORS' REPORT

To the Shareholder
ChattelPaper BD, Inc.
New York, New York

We have audited the accompanying statement of financial condition of ChattelPaper BD, Inc. (the "Company"), a wholly-owned subsidiary of ChattelPaper, Inc. as of December 31, 2001, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of ChattelPaper BD, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard A. Eisner & Company, LLP

New York, New York
February 18, 2002

CHATTELPAPER BD, INC.

Statement of Financial Condition
December 31, 2001

ASSETS	
Cash	$ 6,940
Prepaid expenses and other assets	512
	$ 7,452
SHAREHOLDER'S EQUITY	
Common stock, $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	$ 1
Additional paid-in capital	57,171
Accumulated deficit	(49,720)
	$ 7,452

See notes to financial statements

CHATTELPAPER BD, INC.

Statement of Operations
Year Ended December 31, 2001

Expenses:	
License and registration fees	**$ 8,373**
Professional fees	**27,932**
Other operating expenses	**1,041**
Net loss	**$ 37,346**

See notes to financial statements

CHATTELPAPER BD, INC.

Statement of Changes in Shareholder's Equity

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - January 1, 2001	100	$ 1	$ 28,539	$ (12,374)	$ 16,166
Capital contributions by shareholder (Note B)			28,632		28,632
Net loss				(37,346)	(37,346)
Balance - December 31, 2001	100	$ 1	$ 57,171	$ (49,720)	$ 7,452

See notes to financial statements

CHATTELPAPER BD, INC.

Statement of Cash Flows
Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	**$ (37,346)**
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in:	
Prepaid expenses and other assets	**(153)**
Net cash used in operating activities	**(37,499)**
Cash flows from financing activities:	
Capital contributions by shareholder	**28,632**
Net decrease in cash	**(8,867)**
Cash at beginning of year	**15,807**
Cash at end of year	**$ 6,940**

See notes to financial statements

NOTE A - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

[1] Business:

ChattelPaper BD, Inc.,(the "Company") was incorporated November 2, 2000 in the state of Delaware to engage in certain trading activities, when regulatory requirements permitted. Effective April 27, 2001, the Company met such requirements and became a registered broker/dealer. As of December 31, 2001, the Company had not yet commenced trading activities. The Company is a wholly-owned subsidiary of ChattelPaper, Inc. ("Parent").

From inception to date, the Company's sole source of cash has been contributions from its Parent. The Company has incurred recurring losses which has been funded by Parent contributions. During 2002, the Parent intends to continue to contribute capital, as needed, to fund the working capital requirements of the Company.

[2] Income taxes:

The Company is a C corporation under the Internal Revenue Code and is included in the consolidated tax filings of its parent.

[3] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, and these differences could be material.

NOTE B - RELATED PARTY TRANSACTIONS

In 2001, the Company's parent paid certain expenses aggregating $28,632 on behalf of the Company. Such amounts have been charged to operations with a corresponding credit to additional paid-in capital.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of approximately $7,000 as compared to net capital requirements of $5,000. The Company is exempt from the reserve requirements of Rule 15c3-3.

SUPPLEMENTARY INFORMATION

CHATTELPAPER BD, INC.

Schedule of Computation of Net Capital
December 31, 2001

Total shareholder's equity	$ 7,452
Less:	
Prepaid expenses and other assets	512
Net capital	$ 6,940
Aggregate indebtedness	$ 0
Percentage of aggregate indebtedness to net capital	0.0%
Minimum capital required	$ 5,000
Excess of net capital over minimum requirement	$ 1,940

There are no material differences between the above computation of net capital and the corresponding computation prepared by the Company as of the same date in its unaudited Part II A FOCUS Report filing.

See notes to financial statements

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Shareholder
ChattelPaper BD, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of ChattelPaper BD, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

Our opinion regarding the adequacy of the Company's practices and procedures as stated in the preceding paragraph recognizes that it is not practicable in a company the size of ChattelPaper BD, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard A. Eisner & Company LLP

New York, New York
February 18, 2002